Exhibit 99.1

CollPlant Announces Commercial Launch of BioInk Platform with Collink.3DTM for Use in 3D Bioprinting of Human Tissues, Scaffolds and Organs

rhCollagen-based BioInk provides biopharma and academia with attractive alternative to tissue extracted collagen for use in new product development

REHOVOT, Israel, November 15, 2021 /PRNewswire/ - CollPlant Biotechnologies (Nasdaq: CLGN), a regenerative and aesthetics medicine company developing innovative technologies and products for tissue regeneration and organ manufacturing, today announced the launch of Collink.3D, a recombinant human collagen (rhCollagen)- based BioInk solution for use in 3D bioprinting.

Collink.3D, CollPlant’s first commercially available rhCollagen-based BioInk product is designed to allow the scalable and reproduceable biofabrication of scaffolds, tissues and organ transplants. Made entirely from human-derived collagen, Collink.3D enables the production of scaffolds that accurately mimic the physical properties of human tissues and organs, with improved bio-functionality, safety and reproducibility.

Soft tissue bioprinted constructs using Collink.3DTM,
demonstrating high resolution and elastic properties

“We are very excited to launch Collink.3D and partner with biopharma and academia to support the use of 3D bioprinting applications to advance new product development, including drug discovery, drug screening and tissue testing,” said CollPlant CEO Yehiel Tal. “We believe our rhCollagen-based BioInk is a favorable alternative to existing sources of collagen extracted from animals or cadavers which have lower bio-functionality and greater risk of immunogenicity. Collink.3D is designed to ultimately help 3D bioprinting applications accelerate new development timelines while also driving down production costs. Collink.3D is the first of a portfolio of BioInk products CollPlant plans to launch in order to address a variety of regenerative medicine applications,” he added.

Biofabricated constructs using Collink.3D can be used in a variety of applications including drug discovery, drug screening, tissue testing as well as development and manufacturing of transplantable tissues, scaffolds and organs, representing a potential multi-billion dollar market opportunity. Collink.3D is compatible with major 3D bioprinting technologies and cell types including stem cells, induced pluripotent stem cells, endothelial, and epithelial cells.

More information can be found on https://collplant.com/products/collink3d/

Contact us for more details collink3d@collplant.com

About CollPlant

CollPlant is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. The Company’s products are based on its recombinant human collagen produced with CollPlant’s proprietary plant based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing, and are ushering in a new era in regenerative and aesthetic medicine.

At the beginning of 2021, CollPlant entered into a development and global commercialization agreement for dermal and soft tissue fillers with Allergan, an AbbVie company, the global leader in the dermal filler market. Later in 2021, CollPlant entered into a strategic co-development agreement with 3D Systems for a 3D bioprinted regenerative soft tissue matrix for use in breast reconstruction procedures in combination with an implant.

For more information, visit http://www.collplant.com.

Safe Harbor Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses, its ability to continue as a going concern, and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the impact of the COVID-19 pandemic; the Company’s expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen based BioInk and products for medical aesthetics; the Company’s ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based BioInk and medical aesthetics products including but not limited to acceptance of an application for marketing authorization review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based products in 3D Bioprinting and medical aesthetics; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the Company’s reliance on third parties to conduct some or all aspects of its product manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant is contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact at CollPlant:

Eran Rotem
Deputy CEO & Chief Financial Officer
Tel: + 972-73-2325600/631
Email: Eran@collplant.com